Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cigna Corporation and Express Scripts Holding Company
(Commission File No. 001-08323)
Date: June 13, 2018

The following are excerpts from the presentation by Eric P. Palmer, Cigna Corporation's Executive Vice President and Chief Financial Officer, at the Goldman Sachs Global Healthcare Conference.

THOMSON REUTERS STREETEVENTS
EDITED TRANSCRIPT
CI - Cigna Corp at Goldman Sachs Global Healthcare Conference

EVENT DATE/TIME: JUNE 12, 2018 / 6:20PM GMT

CORPORATE  PARTICIPANTS
Eric Palmer Cigna Corporation - Executive VP & CFO

CONFERENCE  CALL  PARTICIPANTS
Stephen Vartan Tanal Goldman Sachs Group Inc., Research Division - Equity Analyst

PRESENTATION
Stephen Vartan Tanal - Goldman Sachs Group Inc., Research Division - Equity Analyst
Thank you guys for joining us today. My name is Steve Tanal. I'm the managed care and providers analyst for Goldman. To my left is Eric Palmer, CFO Cigna; and to his left is Will McDowell, who heads off the IR effort of the company.

We're doing everything today with a sort of fireside chat format. I've got my questions. I'm sure there's some in the audience as well, so we'll keep an eye out. If you have a question at any point, just raise your hand, and we'll try to get a mic over to you. And with that, Eric, I think you have a couple of remarks to kick off with, and then we'll jump right in.

Eric Palmer - Cigna Corporation - Executive VP & CFO
Okay. Thank you, Steve. Good morning, everyone, and thanks for joining us today and for your interest in Cigna. * * * As I'm sure you know, we announced our proposed acquisition of Express Scripts back on March 8, and we continue to be on track for that transaction to close by the end of the year. I suspect we'll probably have a few questions on that topic as we get into it.

QUESTIONS  AND  ANSWERS

Stephen Vartan Tanal - Goldman Sachs Group Inc., Research Division - Equity Analyst
Okay. Shifting gears a little bit to talk about Express Scripts. I guess, there's so many different ways to come at this, but let me start with a really simple question and see where you go from there. What impact do you think Express could have on your overall medical cost trend over time, and how do you think about that?

Eric Palmer - Cigna Corporation - Executive VP & CFO
Well, we think the opportunity of to, of course, improve affordability through the acquisition with Express Scripts is really compelling. And just to step back, as we contemplated our strategy and the evolution of our strategy back in 2017, we really set off to look at the potential transactions or the potential uses of things that we can build organically to advance our strategy. We talked a lot about improving affordability as a key part of our strategy and improving our ability to offer personalized solutions on those as elements of our strategy and, as conducted that broad review, ultimately concluded that Express Scripts offered the single best capability or the single best opportunity to meaningfully move the needle as it related to improving affordability. And again, a couple of specific things on that. First of all, Express Scripts' leading capabilities as it relates to Specialty Pharmacy and the capabilities that they offer there are important now and even more important over the future. The growth in the Specialty cost trend -- in the Specialty cost category is already significant and is the fastest growing source of costs. And so having that as part of the organization and being able to connect those capabilities with our collaboratives offers a potential to pull a meaningful amount of improved quality and improved cost through the system. Additionally, there are opportunities just by virtue of the leading presence that Express Scripts has in terms of the overall total cost picture bring those to and through up and connecting those back with our collaboratives are meaningful as well. So again, I think a real opportunity to help further align incentives across how the pharmacy space works, back to the point of prescribing and back to getting the information to our customers to work to pull -- to full cross-sell the system, and we're quite excited about the opportunity to improve that affordability.

Stephen Vartan Tanal - Goldman Sachs Group Inc., Research Division - Equity Analyst
So one of the questions on my mind when you announced the deal was, "Gee, Cigna has a PBM today. What are they really gaining here?" And you spent a lot of time talking about Specialty. And so, are there any specific capabilities you could spike out here relative to the Specialty Pharmacy side that you're particularly excited about? Or is it really, just about the scale that they have that you guys lack? How would you go about that?

Eric Palmer - Cigna Corporation - Executive VP & CFO
Yes, to step back. We do own and operate a PBM today. Our PBM has served us really well over the course of the last number of years. We made a significant amount of study and then, ultimately, investment in our current PBM model. As many of you probably know, we have an arrangement where we perform -- we own and operate our PBM, first of all. We perform many of the components of operating a PBM, internally. We also have a relationship with Optum via their purchase of Catamaran with where we collaborate in certain elements of the PBM operation and such. And again, at a macro level, that PBM has served us well, and it's been a good model for us, served us particularly well in how we've integrated it with our offerings in the smaller end of our market segment. Now looking at Express Scripts, specifically, in terms of what do we get in addition to those capabilities, Specialty is clearly an area of -- it's really a difference maker in terms of the overall transaction. I'd note that for Specialty business today has all of its own specialty capabilities that's not something that's part of our agreement with Optum. And moving from our Specialty capabilities to the Express Scripts, Specialty capabilities are really meaningful. Express group has the depth of clinical expertise to offer and operate I really think that not just one Specialty Pharmacy but [15] different Specialty Pharmacies aligned around specific conditions with the depth of all of the resources necessary to provide quality, effective treatment for individuals with those types of conditions. And so, instead of just having an overall Specialty Pharmacy, there's an oncological pharmacy with an expertise around the different types of [adiposes] and different genotypes and things along those lines as well as all the social work and other types of resources needed to bring those capabilities to the maximum impact, maximum positive impact, that they could have. So again, a lot of deep clinical expertise, just at a level that we didn't have in terms of our Specialty capabilities could get us at that point to -- would be around just the overall aggregation of and the availability of, really, a significant amount of information that's really useful in helping to fuel how we can design collaborative programs and also use to exchange of information effectively back to getting things lined up from a delivery system perspective. That's something that a level and a capability that exists at Express that we didn't have. So that's, again, a couple of specific examples.

Stephen Vartan Tanal - Goldman Sachs Group Inc., Research Division - Equity Analyst
Perfect, yes, that's helpful. And so when I think about what you gain there, a lot of it ultimately will translate the cost savings over time, some in nearer term, some in longer term. And I think what Cigna would really benefit from that is in a risk construct, those cross-savings where it would flow to your bottom line as opposed to just your clients. Or there's obvious benefits to both of them. But I wonder how you'd address the question of why make such a big bet if you didn't want to really get bigger, more competitive on the risk side?

Eric Palmer - Cigna Corporation - Executive VP & CFO
Well, we do want to get bigger and more competitive on the risk side and on the self-funded side. So again, I would point you toward the improved affordability benefits, all the funding arrangements. And we've set ourselves up to be rewarded for and participate in the benefit of improving costs for our clients in the self-funded side as well as on the risk side. So I think there's opportunity across both dimensions, in terms of improving the underlying affordability that has benefits in terms of improved competitiveness of offering those benefits in terms of ultimately saving our clients' money and giving us the opportunity to earn a portion of those savings. And again, we're really excited about the opportunity across all the funding arrangements there.

Unidentified  Participant
I just have one back on Express. I'm curious if you could maybe talk a little bit about on how you thought about attrition when you were evaluating the potential Express transaction and, specifically, thinking about to health plan business in states that outsource the pharmacy function to Express that you compete with on the medical side.

Eric Palmer - Cigna Corporation - Executive VP & CFO
Yes, so overall, just to step back a little bit, we're quite excited about the opportunity to serve other plans and peers and such. And so we're actually bringing additional services and such to that market. We'll be doing that right over time in terms of demonstrating that, but at a macro level, we're excited about that as an opportunity to serve that market. What we contemplated the Express transaction, we, of course, in the course of our diligence, worked to understand the nature of the commitments they had made, the nature of the markets they are operating in and, ultimately, are quite comfortable that we'll be able to effectively address the needs and desires of those buyers. With any approach in terms of those scale transactions, we made assumptions around what types of disruption that could be present. We haven't publicly had to mention those but did make an appropriate provision for that in the construction of the financial model. And again, overall, we're excited about the opportunity to have that as an additional model to be able to serve that Cigna hasn't historically focused on as much.

FORWARD LOOKING STATEMENTS
Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the "SEC") and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.
Forward-looking statements, including as they relate to Express Scripts ("Express Scripts") or Cigna ("Cigna"), the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts and Cigna do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:
●
the inability of Express Scripts and Cigna to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

●	the possibility that the anticipated benefits from the merger cannot be realized in full, or at all or may take longer to realize than expected;
●	a longer time than anticipated to consummate the proposed merger;
●	problems regarding the successful integration of the businesses of Express Scripts and Cigna;
●	unexpected costs regarding the proposed merger;
●	diversion of management's attention from ongoing business operations and opportunities;
●	potential litigation associated with the proposed merger;
●	the ability to retain key personnel;
●	the availability of financing;
●	effects on the businesses as a result of uncertainty surrounding the proposed merger; and
●	the industry may be subject to future risks that are described in SEC reports filed by Express Scripts and Cigna.

You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts and Cigna described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.
IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT
This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, on May 16, 2018, the newly formed company which will become the holding company following the transaction ("Holdco") filed with the SEC a preliminary registration statement on Form S-4 that includes a joint proxy statement of Cigna and Express Scripts that also constitutes a prospectus of Holdco. These materials are not final and may be amended.  Cigna and Express Scripts also plan to file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the registration statement or the joint proxy statement/prospectus or any other document which Cigna, Express Scripts or Holdco may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the preliminary registration statement on Form S-4 filed on May 16, 2018 and the definitive joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco, Cigna and Express Scripts with the SEC at the SEC's website at www.sec.gov. Copies of documents filed with the SEC by Cigna will be available free of charge on Cigna's website at www.Cigna.com or by contacting Cigna's Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts' website at www.express-scripts.com or by contacting Express Scripts' Investor Relations Department at (314) 810-3115.
PARTICIPANTS IN THE SOLICITATION
Cigna (and, in some instances, Holdco) and Express Scripts and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna (and, in some instances, Holdco) in Cigna's Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, and its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 16, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts' directors and executive officers in Express Scripts' Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and its proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 29, 2018. You may obtain free copies of these documents at the SEC's website at www.sec.gov, at Cigna's website at www.Cigna.com or by contacting Cigna's Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts' website at www.express-scripts.com or by contacting Express Scripts' Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.

NO OFFER OR SOLICITATION
This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.